                                                                    Exhibit 99.3

Independent Auditors Consent
----------------------------

The Board of Directors
Dione Limited (Formerly Dione plc):

We consent to the incorporation by reference in the registration statements
(333-112993 and 333-122374) on Form S-8 of Lipman Electronic Engineering Ltd. of
our report dated November 10, 2004, with respect to the balance sheets of Dione plc as of December 31, 2003, 2002 and 2001, and the related profit and loss accounts and cash flows for each of the years in the three-year period ended
December 31, 2003, which is incorporated by reference in the Form 6-K of Lipman
Electronic Engineering Ltd. dated 26 April 2005.

/s/ KPMG LLP
London, England
April 22, 2005